KIRKLAND & ELLIS LLP AND AFFILIATED PARTNERSHIPS

300 North LaSalle Chicago, Illinois 60654
Gerald T. Nowak, P.C. To Call Writer Directly: (312) 862-2075 gerald.nowak@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200
June 4, 2010

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Shehzad Niazi

Re:	Gordmans Stores, Inc.
Amendment No. 1 to Registration Statement on Form S-1
(SEC File No. 333-166436), filed June 4, 2010

Gentlemen:

Gordmans Stores, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 1 to its Registration Statement on Form S-1.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated May 27, 2010, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the amended Registration Statement are enclosed, and have been marked to show changes from the initial Registration Statement on Form S-1 filed on April 30, 2010. Where applicable, we have referenced in the Company’s responses the appropriate page number of the amended Registration Statement. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the amended Registration Statement.

General

1.	In the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit. Please note that we may have comments on the non-430A disclosure included in your amended filling.

Response: The Company acknowledges the Staff’s comment and hereby confirms that it will provide the omitted information in a subsequent amendment to the Registration Statement.

Hong Kong            London             Los Angele             Munich             New York             Palo Alto             San Francisco             Shanghai             Washington, D.C.

Securities and Exchange Commission

June 4, 2010

2.	Prior to the effectiveness of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

Response: The Company acknowledges the Staff’s comment and hereby confirms that it will provide the Staff with a copy of the “no objection” letter from FINRA before the Company requests that the Registration Statement becomes effective.

3.	We note that according to your website you have a private label credit card program under which “Gordmans” branded credit cards are issued. Please inform us how you account for this program and to the extent it is material, revise your disclosure to discuss this program and to disclose the amount of finance charges recognized on credit sales.

Response: In response to the Staff’s comment, the Company has revised the “Business” section of the Registration Statement on page 58 to include disclosure regarding the Company’s private label credit card program.

4.	We note the statement in the exhibit index regarding the articles of incorporation “to be effective upon completion of this offering.” Advise us whether you plan to file the executed articles of incorporation of the registrant prior to requesting acceleration. We also note the reference to a “Form of” 5.1 opinion. Advise us whether you plan to file an unqualified opinion as to the issuance of common stock by the registrant whose articles of incorporation are to be filed. We may have further comment.

Response: The Company acknowledges the Staff’s comment and hereby confirms that it will provide the executed amended and restated certificate of incorporation of the registrant and an unqualified opinion as to the issuance of common stock by the registrant in a subsequent amendment to the Registration Statement.

Calculation of Registration Fee

5.	We note that the par value of your common stock as $.01 for purposes of calculating your registration fee. You disclose on page 26 and elsewhere, however, that the par value is $.001. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the “Calculation of Registration” fee table has been removed as this is an amendment to the Registration Statement and the registration fee has previously been paid. The Company confirms to the Staff that the par value of $.001 is correctly set forth throughout the Registration Statement.

Securities and Exchange Commission

June 4, 2010

Summary

6.	To help investors understand your particular business where you first discuss it, consider revising the first paragraph under our company to reflect the product-type information available in the table at the bottom of page 51.

Response: In response to the Staff’s comments, the Company has revised the first paragraph under “Our Company” on page one of the Registration Statement to include information regarding revenue by major merchandise category.

7.	You distinguish yourself from your competitors based on “key elements” identified on page one. You also indicate that no other similar retailer “dedicates a comparable proportion” of resources to certain items. And the first two paragraphs on page two indicate that you, unlike your competitors, offer specialty store name brands, well-organized and upscale shopping environment, among other qualitative elements. We also note the last paragraph on page two. Please revise to provide a balanced presentation of your competitive position. In this respect, you do not quantify the “proportion” of resources used in the way you describe; and it is unclear whether and why you believe stores such as Macy’s, Dillards, Kohls, Target and the other competitors identified on page 48 do not offer qualities such as upscale shopping environment or otherwise benefit from other qualities compared to you, such as brand recognition or financial resources. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised pages one, two and 54 of the Registration Statement to provide a more balanced presentation of its competitive position.

8.	Please revise the discussion of your “Equity Sponsor” on page three to briefly summarize the facts and circumstances surrounding the approximately $55.7 million acquisition by Sun Capital Partners, Inc. and its affiliates in September 2008. Also, disclose the Equity Sponsor’s approximate return on investment assuming the mid-point of the price range, and compare the value attributed to you at the time of the Equity Sponsor’s acquisition to your value as based on the mid-point. Your revised disclosure should include cross-references as necessary.

Response: In response to the Staff’s comments, the Company has revised the discussion of “Our Equity Sponsor” on pages three and four of the Registration Statement. Additionally, the Company has added additional disclosure to the Registration Statement under “Risk Factors” on page 20, “Dilution” on page 27, and “Certain Relationships and Related Party Transactions” on page 88. The Company also respectfully notes the

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disclosure under “Dilution” on page 27 of the Registration Statement, which sets forth the value per share both before and after giving effect to the Company’s initial public offering, as well as specifies the increase in the value per share attributable to the offering. The Company believes this disclosure of Sun Capital’s equity contribution to date is responsive to the substance of the Staff’s comments. The Company further respectfully notes that it is not accurate or meaningful to state a return on Sun Capital’s investment to date as Sun Capital has not yet fully realized the return on its investment, nor will it have done so upon the closing of this offering.

9.	Please revise the last sentence on page seven to further clarify why the predecessor financial information is not comparable. In this regard, it is unclear if some financial information, such as revenue, is comparable. Revise elsewhere as appropriate. We note the second paragraph on page 29.

Response: In response to the Staff’s comment, the Company has revised pages seven, 29 and 42 of the Registration Statement.

Risk Factors, page 9

10.	We note the risk factor regarding “intense competition in the retail industry” on page 10. Please revise to identify the “certain department stores and certain of our vendors” or advise.

Response: In response to the Staff’s comment, the Company has reevaluated the risk factor regarding intense competition in the retail industry on page 10 of the Registration Statement, and determined to delete the sentence including the language referenced in the Staff’s comment because the Company does not believe it is a material risk for the Company.

11.	Please revise the page 11 risk factor regarding your inventory management strategies to identify the “certain key vendors.”

Response: In response to the Staff’s comment, the Company has revised the risk factor regarding inventory management strategies on page 11 of the Registration Statement.

Securities and Exchange Commission

June 4, 2010

12.	We note the risk factor on page 17 regarding your indebtedness. Please revise in quantitative and qualitative terms to briefly identify “the required financial ratios” and other material covenants.

Response: In response to the Staff’s comment, the Company has revised the risk factor regarding indebtedness on page 17 of the Registration Statement.

13.	We note the risk factor on page 18 regarding your status as a “controlled company.” It is unclear why you do not disclose that Sun Gordmans, LLC is your 99.9% owner. Also, it is unclear why you do not provide disclosure regarding directors and provisions intended to exempt them from certain aspects of their fiduciary duties. Please revise or advise.

Response: The Company respectfully submits that the risk factor on page 18 regarding the Company’s status as a “controlled company” is disclosing the risk of Sun Gordmans, LLC’s controlling ownership of the Company after completion of the offering, and therefore correctly discloses only Sun Gordmans, LLC’s post-offering ownership percentage (as opposed to its current pre-offering 99.9% ownership).

The Company respectfully notes the existing disclosure under “Management—Corporate Governance” on pages 66 through 68 of the Registration Statement and “Description of Capital Stock—Board Composition” on page 93 of the Registration Statement, which discuss all exemptions that the Company intends to use in connection with its status as a “controlled company” (as defined by the rules of the Nasdaq Global Select Market). The Company advises the Staff that it has no intention to exempt any directors from certain aspects of their fiduciary duties, other than as discussed under “Description of Capital Stock—Corporate Opportunity” on page 93 of the Registration Statement.

14.	Also, we note the reference to Nasdaq Global Select Market corporate governance requirements from which you would be exempt. With a view to disclose, advise us of the requirements that you will not be complying with.

Response: The Company acknowledges the Staff’s comment and respectfully notes the existing disclosure in the risk factor on page 18, which describes the Nasdaq Global Select Market corporate governance requirements from which the Company would be exempt as a “controlled company.” The Company further advises the Staff that it will avail itself of the “controlled company” exception and, for so long as it is a “controlled company” (as defined by the rules of the Nasdaq Global Select Market), it will not have a majority independent Board of Directors, Compensation and Nominating and Governance Committees.

Securities and Exchange Commission

June 4, 2010

15.	We note the risk factor on page 18 regarding why your “stock price may be volatile or may decline…” Please revise to avoid generic and redundant statements. We note that you address, for example, consumer preferences and economic trends in other risk factors. Also, other statements in this risk factor are so broad that it is difficult to understand the particular risk applicable to your business or offering.

Response: In response to the Staff’s comments, the Company has revised the risk factor on page 19 of the Registration Statement.

Use of Proceeds, page 25

16.	We note that you intend to use the proceeds, other than to cover fees and expenses of the offering, for general corporate purposes. And you reference planned growth and new store openings as an example of general corporate purposes. Please revise to provide further information with respect to the principal purposes for the use of proceeds. Alternatively, if you have no current specific plan for the proceeds, revise to so state and discuss the principal reasons for the offering

Response: In response to the Staff’s comments, the Company has revised the discussion of “Use of Proceeds” on pages five and 25 of the Registration Statement.

Capitalization, page 26

17.	Please make certain that total capitalization is mathematically accurate.

Response: In response to the Staff’s comment, the Company has revised the capitalization table on page 26 of the Registration Statement.

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June 4, 2010

Management Discussion and Analysis of Financial Condition and Result of Operations, page 31

Our Company, page 31

18.	We note in the penultimate paragraph that you were able to enhance your profitability in fiscal year 2009 by more efficiently leveraging your cost infrastructure. Please expand your discussion to describe the specific actions that you undertook to leverage your cost infrastructure.

Response: In response to the Staff’s comment, the Company has revised the discussion of leveraging its cost infrastructure on page 31 of the Registration Statement.

19.	We note on page 32 and elsewhere in the filing the use of the term “destination business.” Please clarify the meaning of this term.

Response: In response to the Staff’s comment, the Company has clarified the meaning of “destination business” on pages one, 31 and 54 of the Registration Statement.

How we Assess the Performance of our Business, page 32

20.	We note the items identified on page 32 regarding how you assess the performance of your business. Please revise your analysis discussion to describe any material changes in these underlying drivers from period to period. Currently your disclosure on page 32 and the period to period discussion starting on page 36 do not explain the underlying reasons or implications of material changes in the key drivers. For example, you do not describe if or how your average sales per transaction and comparable store transactions have changed. Also, you do not provide quantitative or qualitative explanations of the underlying reasons for the 246.6% increase in fiscal year income before taxes. Your revised disclosure should enable investors to see the company through the eyes of management and provide the context within which the financial information you disclose should be analyzed. See SEC Release 33-8350.

Response: In response to the Staff’s comment, the Company has revised its period to period comparisons on pages 37 through 42 of the Registration Statement.

21.

We also note on page 64 that you incentivize your executive officers through a cash award linked to the achievement of target EBITDA (as adjusted for certain non-recurring and unusual items). Please tell us whether EBITDA represents a key measure by which you manage your business, and if so expand your MD&A to disclose and analyze your

Securities and Exchange Commission

June 4, 2010

EBITDA. Alternatively, tell us why that would not be material to an investor’s understanding of your business. Refer to FRC 501.12.b.1 for additional guidance.

Response: Historically, the corporate financial performance component of the cash incentive award paid to the Company’s executives has been linked to achievement of a target EBITDA. However, EBITDA has been one of many metrics used by the Company to measure performance and the Company does not believe that EBITDA is material to an investor’s understanding of its business. Going forward (beginning in fiscal year 2011), the Company expects that the performance metric linked to the corporate financial performance component of the cash incentive award will move from EBITDA to performance metrics related to net income.

Basis of Presentation and Results of Operations, page 33

22.	The analysis of pro forma results of operations to reflect the business combination as if it had occurred at the beginning of each period presented should supplement but not replace an analysis of the historical financial statements included in the filing. Please expand your discussion to compare the historical financial statements for each period presented in your consolidated financial statements.

Response: In response to the Staff’s comment, the Company has revised its period to period comparisons on pages 37 through 42 of the Registration Statement.

Fiscal Year 2009 Compared to Pro Forma Fiscal Year 2008, page 36

23.	You discuss the business reasons for changes in the various line items of your statements of operations. In circumstances where there is more than one business reason for the change you should quantify the incremental impact of each individual business reason (to the extent practicable) discussed on the overall change in the line item. For example, you indicate on page 36 that the increase in fiscal year 2009 was due in part to the addition of one new store in fiscal year 2009. Please quantify all line item changes with more than one business reason. Refer to Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04 for additional guidance.

Response: In response to the Staff’s comment, the Company has revised its period to period comparisons on pages 37 through 42 of the Registration Statement.

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24.	We note that the increase in net sales in fiscal year 2009 was a direct result of a 4.6% comparable store sales increase. Please discuss the factors that contributed to an increase in comparable store sales for each comparison of fiscal years provided.

Response: In response to the Staff’s comment, the Company has revised its period to period comparisons on pages 37 through 42 of the Registration Statement.

25.	We note that your discussion of gross profit for fiscal year 2008 mentions that it includes license fees as part of its calculation. Please clarify, if true, that the calculation of gross profit for fiscal year 2009 also includes such license fees.

Response: In response to the Staff’s comment, the Company has revised its period to period comparisons on pages 37 through 42 of the Registration Statement.

26.	Please describe in your discussion of income tax (expense)/benefit on pages 37 and 38 how the expiration of net operating loss carryforwards led to a decrease in the effective tax rate for fiscal year 2009 compared with 2008, but an increase in such rate for fiscal year 2008 compared with 2007.

Response: In response to the Staff’s comment, the Company has revised pages 40 and 41 of the Registration Statement.

Quarterly Results and Seasonality, page 38

27.	We note that you do not present quarterly information for the predecessor periods as they are not comparable or meaningful. Please tell us whether the presentation of net sales and cost of sales for the predecessor periods would be comparable and meaningful, and if so, please present those items to promote an investor’s understanding of the impact seasonality has on your business.

Response: In response to the Staff’s comment, the Company has revised pages 42 and 43 of the Registration Statement. Since the Sun Capital Acquisition did not impact sales and the Company believes presenting sales data will enhance an investor’s understanding of the seasonality of our business, sales data has been included for each quarter. Due to the impact of the Sun Capital Acquisition on the Company’s cost structure, the Company has not included cost of sales or other operating expense information since it does not believe it would enhance the understanding of seasonality beyond the information already included.

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Liquidity and Capital Resources, page 40

28.	We note on page 31 that you anticipate increasing your store base by 10% annually for the next several years. Please describe and quantify the typical costs necessary to open a store.

Response: In response to the Staff’s comment, the Company has revised pages 43 and 44 of the Registration Statement.

Off-Balance Sheet Arrangements, page 43

29.	With a view to disclosure, please cite or tell us the specific definition of off-balance sheet arrangement as referenced on page 43.

Response: In response to the Staff’s comment, the Company has revised page 49 of the Registration Statement.

Contractual Obligations, page 43

30.	We note your disclosure in Note H stating that certain leases provide for additional rent based on a varying percentage of net sales. To the extent material please describe contingent lease obligations in a note accompanying your table in order to provide readers an understanding of the impact that contingent rent, common area charges, real estate taxes and other executory costs may have on future minimum lease payments. See the interpretive guidance in Section IV A and footnote 46 of SEC Release No. 33-8350, available on our web site at http://www.sec.gov/rules/interp.33-8350.htm.

Response: In response to the Staff’s comment, the Company has revised page 49 of the Registration Statement.

31.	Please revise to include your minimum obligation to pay for the consulting services performed by Sun Capital Partners Management V, LLC. You should also include an accompanying footnote explaining that fees are paid quarterly in advance and describe how the obligation may increased based on the contractual terms and the upper bound to the payment. See Item 303(a)(5)(ii)(D) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 49 of the Registration Statement.

Securities and Exchange Commission

June 4, 2010

32.	Please confirm to us that you do not have any merchandise purchase commitments.

Response: In response to the Staff’s comment, the Company confirms that it does not have any merchandise purchase commitments.

33.	We note on page F-15 that future minimum payments for operating leases totaled $232 million. However, it appears the table of contractual obligations presents future payments of $232 thousand. Please clarify how much you are obligated to pay in the future for operating leases and revise your disclosure as necessary.

Response: In response to the Staff’s comment, the Company has revised page 49 of the Registration Statement.

Critical Accounting Policies, page 43

34.	We note the reference on page 45 to actual results differing from current assumptions. Consider revising the description of each critical accounting policy to identify any situations where actual results were materially different from the relevant significant management judgment.

Response: The Company acknowledges the Staff’s comment, and confirms that it has not experienced any recent situations where results have been materially different from management’s estimates and judgments.

Quantitative and Qualitative Disclosure About Market Risk, page 46

35.	We note that you refer to the “prime interest rate” when describing the interest rate risk relating to your credit agreement. Elsewhere in your registration statement you refer to this as the “base rate.” Please revise to consistently use the more accurate term throughout your registration statement.

Response: In response to the Staff’s comment, the Company has revised page 52 of the Registration Statement.

Business, page 47

36.

We note the statement on page 47 that, in 1992, you “eliminated the department store business, focusing completely on the 1/2 Price Stores due to its more differentiated position in the marketplace.” Please revise to address the 1992 bankruptcy proceedings

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of your predecessor entity and its subsidiaries. It is unclear to what extent the bankruptcy proceedings factored into your decision to eliminate the department store business and focus on 1/2 Price Stores.

Response: In response to the Staff’s comment, the Company has revised page 53 of the Registration Statement.

37.	Please describe the material terms of your licensing agreements with Destination Maternity Corporation and DSW, Inc. In this respect we note the statement on page 11 that you “receive a license fee equal to a specified percentage of net footwear and maternity revenue.” As another example, it is unclear what the duration is for these agreements.

Response: In response to the Staff’s comment, the Company has revised page 58 of the Registration Statement.

38.	We note that you describe in detail the importance of your information technology and your technology and systems relating to distribution and logistics. In light of the importance of this technology to your business and future growth prospects, please disclose your ownership, licensing or relationship to any intellectual property or know how that is material to your business, including the duration of any patents or licenses.

Response: In response to the Staff’s comment, the Company has revised page 60 of the Registration Statement.

39.	We note the reference on page 55 to “a number of dimensions” on which retailers compete. Please revise to address the positive and negative factors pertaining to your competitive position with respect to the principal methods of competition. See Item 101(c)(1)(x) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 62 of the Registration Statement.

Securities and Exchange Commission

June 4, 2010

Compensation Discussion and Analysis, page 62

40.	We note the four elements of compensation listed on page 63. Please revise to clarify if and how decisions regarding each element factored into decisions regarding the other elements. It is unclear, for example, if and how compensation decisions favor performance, equity or other compensation elements.

Response: In response to the Staff’s comments, the Company has revised the discussion of “Elements of Compensation” on page 70 of the Registration Statement.

41.	To the extent material, please provide additional detail as to what aspects of individual performance you assess with respect to your named executive officers.

Response: In response to the Staff’s comment, the Company has revised page 72 of the Registration Statement.

42.	You appear to describe the review and approval of base salary as the policy utilized during fiscal year 2009, even though you did not have a Compensation Committee during this time. You also refer to compensation being “established by the Board of Directors,” but it is unclear to what extent you are describing your existing or anticipated compensation program. Please revise to distinguish as appropriate between the historical and future compensation programs, and provide detailed disclosure regarding the process by which compensation decisions will be made going forward.

Response: In response to the Staff’s comments, the Company has revised the discussion of “Base Salary” on page 71. In addition, the Company respectfully notes the existing disclosure regarding future compensation on page 70.

43.	We note the statement on page 66 that actual EBITDA “significantly exceeded the maximum corporate financial performance objectives.” Please revise to quantify the actual figures and describe the analysis for approval of bonuses in excess of the performance grid.

Response: In response to the Staff’s comments, the Company has revised the discussion of “Performance-Based Cash Incentive Awards” on pages 73 and 74 of the Registration Statement.

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44.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: The Board of Directors of the Company conducted an assessment of whether the Company’s compensation policies and practices encourage excessive or inappropriate risk taking by its employees, including employees other than its named executive officers. This assessment included discussions with the President and Chief Executive Officer, Chief Financial Officer, members of the corporate Human Resources department and outside counsel. The assessment analyzed the risk characteristics of the Company’s business and the design and structure of the Company’s incentive plans and policies. Although a portion of the Company’s executive compensation program is performance-based, the Board of Directors, in consultation with the President and Chief Executive Officer, have focused on aligning the Company’s compensation policies with the long-term interests of the Company and avoiding rewards or incentive structures that could create unnecessary risks to the Company.

Based on its assessment, the Board of Directors concluded that the Company’s compensation plans and policies do not encourage excessive or inappropriate risk taking and determined that such policies or practices are not reasonably likely to have a material adverse effect on the Company. Because affirmative disclosure of this negative finding is not required, the Company did not include any disclosure in response to Item 402(s) of Regulation S-K.

Certain Relationships, page 80

45.	With a view to disclosure, advise us if the leases described on page F-15 should be presented here.

Response: In response to the Staff’s comment, the Company has revised page 90 of the Registration Statement.

Description of Certain Indebtedness, page 87

46.	We note the reference to Gordmans Intermediate Holding Corp. on page 88. With a view to disclosure, advise us if an affiliate of your controlling shareholder is a guarantor.

Response: The Company acknowledges the Staff’s comment and confirms that no affiliate of its controlling shareholder is a guarantor.

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Underwriting, page 96

47.	You do not provide the tabular information required by Item 508(e) in the correct format. It is unclear how you intend to disclose the amount of discounts and commission to be paid to the underwriter for each security. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised page 104 of the Registration Statement.

Where You Can Find More Information, page 98

48.	We note the statement that, with respect to other documents, “the references are not necessarily complete.” Please revise to delete or revise this statement, as it currently suggests that your disclosure is incomplete.

Response: In response to the Staff’s comment, the Company has revised page 106 of the Registration Statement to remove the statement that “the references are not necessarily complete.”

Consolidated Statements of Operation, page F-2

49.	Please tell us the basis for presenting pro forma earnings per share for all periods presented or revise to limit the pro forma presentation to the year ended January 31, 2010 and any subsequent interim period. In your response, address how you considered Rule 11-02(c)(i) of Regulation S-X. This comment also applies to Selected Historical Consolidated Financial and Operating Data on page 29.

Response: In response to the Staff’s comment, the Company is currently considering a stock-split prior to the effective date of the Registration Statement and thus inserted the pro forma EPS calculations as a placeholder under Article 11-01(a)(8). If the stock-split occurs prior to the effective date, in accordance with FASB ASC 260-55-12, the Company will retroactively adjust earnings-per-share. Accordingly, the Company has removed the references to pro forma earnings-per-share calculations on pages 8, 30 and F-2. The Company will submit an amendment to the Registration Statement reflective of the stock split if it is completed prior to the anticipated effective date.

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Notes to Consolidated Financial Statements, page F-6

Note A. Summary of Significant Accounting Policies, page F-6

50.	We note that between 2004 and 2008 you opened 23 stores and closed three. Please disclose your policy for store opening costs in accordance with FASB ASC 720-15-15-1 through 15-5 and store closing costs in accordance with ASC 420.

Response: In response to the Staff’s comment, the Company has revised page F-9 of the Registration Statement, to add a disclosure regarding the Company’s store opening costs policy, but did not add a disclosure regarding the Company’s store closing policy because store closing costs have not historically been material.

51.	Please tell us whether any of the following costs are excluded from cost of sales: inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network. If any of these expenses are excluded from cost of sales, please disclose that fact in a footnote and quantify the expenses and identify the income statement line items in which the expenses are included for each period. In addition, disclose in MD&A that your gross profit margins may not be comparable to those of other retail entities since some retail entities include all of their distribution network costs in cost of sales and others, like you, exclude a portion from gross margin and include the expenses in another statement of operations caption.

Response: In response to the Staff’s comment, the Company has revised pages 32, F-8 and F-9 of the Registration Statement.

Revenue Recognition, page F-6

52.	Please explain to us in greater detail how you account for merchandise credits issued related to customer returns as it appears to us based on your disclosure that revenue may be recognized twice, once upon the original sale and again upon the redemption of the merchandise credits.

Response: In response to the Staff’s comment, the Company has revised page F-6 of the Registration Statement to clarify that the Company reverses revenue and records deferred revenue for merchandise credits.

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Note B. Business Combination, page F-10

53.	The fifth paragraph on page 42 discloses that you borrowed $32.5 million under the revolving line of credit facility and raised $20.0 million in cash by selling one million common shares to Sun Gordmans, LLC. Please clarify how the agreement was structured and how consideration was paid.

Response: In response to the Staff’s comment, the Company has revised page F-10 of the Registration Statement.

54.	Please disclose the amount of acquisition-related costs paid, e.g. advisory, legal, accounting, valuation, and other professional or consulting fees, and your accounting treatment of such costs. Please be specific in describing the treatment of costs associated with the issuance of equity securities versus costs associated with the revolving credit facility.

Response: In response to the Staff’s comment, the Company has revised page F-10 of the Registration Statement.

55.	Please revise and include the pro forma disclosures for the period immediately preceding the merger, as required by paragraphs FASB ASC 805-10-50-2.h.

Response: In response to the Staff’s comment, the Company has revised page F-11 of the Registration Statement.

Note C. Property, Buildings and Equipment, page F-11

56.	You disclosed on page 23 that you reduced property and equipment by $32.0 million when allocating the purchase price for the Sun Capital merger. Please tell us your consideration of FASB ASC 360-10-35 in determining that the property and equipment should not have been impaired in the financial statements of the predecessor.

Response: In response to the Staff’s comment, the Company historically monitored store and corporate assets for any triggering events (e.g., if any stores had current or future negative cash flows) and evaluated whether an impairment was necessary, noting none during fiscal 2007, 2008 and 2009. Also, the Company had third party valuations performed by Murray Devine regarding the fair value of its common stock as of February 3, 2007 and January 28, 2006. Those common stock valuation reports support that there were no triggering events requiring additional analysis on the Company’s assets. The Company did not have Murray, Devine & Company perform a valuation of its common stock

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subsequent to February 3, 2007 due to the planned sale of the Company. During July 2008, pricing was agreed upon with the former shareholders and Sun Capital and that price was lower than the Murray Devine common stock valuation, as of February 3, 2007, by 59%. The significant decline in value was partially the result of the economic climate in 2008 consistent with the decline in stock prices of publicly traded retail companies during the same period. For example, Stein Mart, Inc., Kohl’s, JCPenney, Macy’s, Duckwall-ALCO and Cost Plus World Market declined an average of approximately 29% from January 31, 2008 to July 15, 2008 and 59% from February 3, 2007 to July 15, 2008.

Note H. Leases, page F-14

57.	We note the first paragraph of page 41 discloses you entered into a sale-leaseback transaction for your distribution center and raised $9.5 million in proceeds. Please tell us how you accounted for the transaction and describe to us your basis for the accounting treatment in U.S. GAAP. Please disclose the significant terms of the transaction as well as your accounting treatment, as prescribed by FASB ASC 840-50-1.

Response: In response to the Staff’s comment, the Company has revised page F-15 of the Registration Statement.

Note L. Stock Option Plans, page F-18

58.	We note on page F-19 that all outstanding options at the date of the business combination were repurchased. To the extent material, please disclose the amount of compensation charge recorded upon the repurchase of options.

Response: In response to the Staff’s comment, the outstanding options at the date of the business combination were repurchased for approximately $80,000, which the Company does not consider material.

59.	We note on page F-20 the disclosure of aggregate intrinsic value of outstanding options. Please disclose how you determined the fair value of your common stock and assumptions made in arriving at that determination.

Response: In response to the Staff’s comment, the Company has revised page F-20 of the Registration Statement.

Securities and Exchange Commission

June 4, 2010

Signatures

60.	Please provide the capacities in which your officers have signed the registration statement, including an indication of who is signing as controller or principal accounting officer.

Response: The Company respectfully notes the titles set forth opposite the signatories to the Registration Statement. The Company further advises the Staff that Michael D. James, the Vice President, Chief Financial Officer and Treasurer of the Company, is the principal accounting officer of the Company.

Exhibit Index

61.	Please provide the following agreements as exhibits to your registration statement, or explain why you believe they are not necessary:

•	Agreement and Plan of Merger relating to the Sun Capital Acquisition;
•	License Agreements with Destination Maternity Corporation and DSW, Inc.;
•	Retention Bonus Agreements with your named executive officers;
•	Gordmans Stores 2009 Stock Option Plan;
•	Nonqualified Deferred Compensation Plan; and
•	Sun Capital Consulting Agreement.

Response: The Company has revised the exhibit index to the Registration Statement to include certain of the requested exhibits.

The Company respectfully advises the Staff that it does not believe the Agreement and Plan of Merger relating to the Sun Capital Acquisition (the “Merger Agreement”) should be included as an exhibit to the Registration Statement because the Company has no obligations to be performed, in whole or in part, under the Merger Agreement. See Item 601(b)(10)(i) of Regulation S-K.

The Company respectfully advises the Staff that it does not believe the license agreements with Destination Maternity Corporation and DSW, Inc. (the “Licensing Agreements”) should be included as exhibits to the Registration Statement because the Company’s business is not substantially dependant on either of the Licensing Agreements; and therefore neither Licensing Agreement meets the definition of a “material contract” under Item 601(b)(10)(ii)(B) of Regulation S-K. Specifically, the licensing fees earned in fiscal year 2009 under the Destination Maternity Corporation

Securities and Exchange Commission

June 4, 2010

Licensing Agreement and the DSW, Inc. Licensing Agreement were only 0.2% and 1.1% of the Company’s net sales, respectively.

The Company respectfully advises the Staff that it does not believe the Sun Capital Consulting Agreement (the “Consulting Agreement”) should be included as an exhibit to the Registration Statement because the Consulting Agreement will be terminated at the time of the initial public offering, and as such, the Company will have no obligations to be performed, in whole or in part, under the Consulting Agreement. See Item 601(b)(10)(i) of Regulation S-K.

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

In connection with responding to your comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2075.

Sincerely,

/s/ Gerald T. Nowak, P.C.

Gerald T. Nowak, P.C.

cc:	Jeffrey J. Gordman
Gordman Stores, Inc.

W. Morgan Burns
Faegre & Benson LLP